AB 3/4

08028303

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2008

Washington, DC 112

SEC FILE NUMBER
8-32071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blakeslee & Blakeslee, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Madonna Road
(No. and Street)

San Luis Obispo, CA 93405
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Diane P. Blakeslee (805) 543 4366
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Glenn, Burdette, Phillips & Bryson
(Name – *if individual, state last, first, middle name*)

1150 Palm Street San Luis Obispo CA 93401
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/5/08

OATH OR AFFIRMATION

I, Diane P. Blakeslee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blakeslee + Blakeslee, Inc., as of December 31, 2007, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Diane P. Blakeslee
Signature

Sr. Vice President
Title

Jane C. Russell
Notary Public

JANE C. RUSSELL
Commission # 1697757
Notary Public - California
San Luis Obispo County
My Comm. Expires Oct 5, 2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLAKESLEE & BLAKESLEE, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

BLAKESLEE & BLAKESLEE, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

Principals:
David A. Bryson, CPA
Gary A. Wintermeyer, CPA
Bradford M. Hair, CPA
Jeanne A. Potter, CPA
Daniel J. O'Hare, CPA
Kathi Niffenegger, CPA
Fred W. Bogart, CPA
Allen E. Eschenbach, CPA
Michael T. Glaudel, CPA
R. Lance Cowart, CPA
David W. Phillips, CPA
Keith V. Lapp, CPA

GBP&B
Glenn, Burdette, Phillips & Bryson

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND BUSINESS ADVISORS

Emeritus:
Fred L. Glenn
Stephen A. Burdette

INDEPENDENT AUDITORS' REPORT

Board of Directors
Blakeslee & Blakeslee, Inc.
San Luis Obispo, California

We have audited the accompanying balance sheet of Blakeslee & Blakeslee, Inc. (a California corporation) as of December 31, 2007, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Blakeslee & Blakeslee, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blakeslee & Blakeslee, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Glenn Burdette Phillips + Bryson

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation
San Luis Obispo, California

January 30, 2008

102 South Vine Street, Suite A
Paso Robles, CA 93446
PH 805/237-3995 • FAX 805/239-9332

1150 Palm Street
San Luis Obispo, CA 93401
PH 805/544-1441 • FAX 805/544-4351

2222 South Broadway, Suite B
Santa Maria, CA 93455
PH 805/349-0585 • FAX 805/349-9795

BLAKESLEE & BLAKESLEE, INC.
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

Current Assets		
Cash and cash equivalents	$	118,009
Certificate of deposit		12,000
Dealer compensation receivable		137,459
Prepaid expenses		12,078
Total current assets		279,546
Property and Equipment		
Office furniture		79,622
Office equipment		178,961
Leasehold improvements		106,090
Accumulated depreciation		(245,229)
Total property, plant and equipment		119,444
Total Assets	$	398,990

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities		
Agent commissions payable	$	104,357
Other accrued liabilities		73,189
Total current liabilities		177,546
Shareholders' Equity		
Common stock, no stated value, 222,222 shares authorized, 68,843 shares issued and outstanding		59,205
Retained earnings		162,239
Total shareholders' equity		221,444
Total Liabilities and Shareholders' Equity	$	398,990

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

Income	
Dealer compensation	$ 2,271,475
Commissions	653,716
Total income	2,925,191
Operating Expenses	
Officers' salaries	110,400
Other salaries	242,078
Commissions	2,155,284
Payroll tax expense	29,237
Advertising and public relations	47,643
Depreciation	22,921
Dues and subscriptions	7,819
Education	1,314
Employees' pension plan	64,879
Insurance	32,349
Landscape and janitorial	9,342
Miscellaneous	14,625
Office supplies	6,414
Postage	3,484
Printing	4,133
Professional fees	28,393
Rent	102,621
Repairs and maintenance	23,959
Taxes and licenses	12,823
Telephone	17,293
Travel and entertainment	580
Utilities	17,594
Total operating expenses	2,955,185
Loss from Operations	(29,994)
Other Income and Expense	
Interest income	6,898
Other income	40,326
Total other income and expense	47,224
Income before Provision for Income Taxes	17,230
Provision for Income Taxes	2,348
Net Income	$ 14,882

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.
STATEMENT OF CHANGES OF SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at December 31, 2005	68,843	$ 59,205	$ 147,357	$ 206,562
Net income			14,882	14,882
Balance at December 31, 2006	68,843	$ 59,205	$ 162,239	$ 221,444

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash Flows From Operating Activities		
Net income		$ 14,882
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 22,298	
Changes in assets and liabilities:		
Increase in dealer compensation receivable	(47,202)	
Increase in agent commissions payable	36,968	
Increase in other accrued liabilities	4,691	
Total adjustments		16,755
Net cash flow provided by operating activities		31,637
Cash Flows From Investing Activities		
Purchase of property and equipment	(22,467)	
Net cash used in investing activities		(22,467)
Cash Flow From Financing Activities		
Principal payments under capital lease	(2,987)	
Net cash used in financing activities		(2,987)
Net Increase in Cash		6,183
Cash and Cash Equivalents - Beginning of Year		111,826
Cash and Cash Equivalents - End of Year		$ 118,009
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for:		
Income taxes		$ 2,348

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1 - Summary of Significant Accounting Policies

A. Nature of Business

Blakeslee & Blakeslee, Inc. (the Company) is a broker for the sales and exchanges of securities. The Company was incorporated January 31, 1984. The Company transacts business with its clients in and around San Luis Obispo and Santa Barbara Counties.

B. Significant Accounting Policies

The Company is required by the Securities and Exchange Commission to comply with certain provisions and disclosures relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

A computation of reserve requirement is not applicable to Blakeslee and Blakeslee, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Information relating to possession or control requirements is not applicable to Blakeslee and Blakeslee, Inc. as the Company qualifies for exemption under Rules 15c3-3 (k)(2)(i).

C. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D. Cash and Cash Equivalents

The Company considers cash equivalents to be highly liquid debt instruments purchased with a maturity of three months or less.

E. Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Income taxes are provided on the temporary differences between income for financial statement and tax purposes. Deferred taxes resulting from timing differences between financial and tax reporting is considered to be immaterial to the financial statements and have therefore not been provided.

F. Property and Equipment

Property and equipment are stated at cost and depreciated over estimated useful lives on a straight-line or accelerated basis ranging from 5 to 39 years. Repairs and maintenance and small equipment purchases are expensed as incurred. Expenditures that significantly increase asset values or extend useful lives are capitalized. Depreciation expense charged to expense was $22,298 for the year ended December 31, 2007.

Note 1 - Summary of Significant Accounting Policies (Continued)

G. Advertising Costs

The Company follows the policy of expensing the costs of advertising as incurred. Advertising costs totaled $47,643 for the year ended December 31, 2007.

H. Concentrated Credit Risk

At December 31, 2007 the Company had cash deposits in excess of the $100,000 Federal Deposit Insurance Corporation (FDIC) insurable limit by $110,794.

Note 2 - Income Tax Expense

Income tax expense for the year ending December 31, 2007, is as follows:

State income tax expense	$ 2,348
	$ 2,348

Note 3 - Simplified Employee Pension Plan

The Company has established a Simplified Employee Pension Plan that covers all eligible employees in accordance with Section 408(k) of the Internal Revenue Code. Contributions for the year ending December 31, 2007, were $64,879. All contributions are funded currently.

Note 4 - Commitments

Operating Leases

The Company has entered into noncancelable leases for office space at their San Luis Obispo, Paso Robles, and Santa Maria sites with provisions for contingent rental payments based upon increases in property taxes and common area maintenance expenses. The Company also leases office equipment under an operating lease.

Year Ending December 31,	Amount
2008	$ 102,960
2009	131,871
2010	27,322
2011	28,688
2012	30,122
Thereafter	26,139
	$ 347,102

For the year ended December 31, 2007 rent expense was $102,045.

Sublease Income

The Company currently leases office space to a tenant under a noncancelable sublease. Minimum rental income from the noncancelable lease is as follows:

Year Ending December 31,	Amount
2008	$ 3,500

For the year ending December 31, 2007, sublease income was $6,000.

SUPPLEMENTARY INFORMATION

Principals:
David A. Bryson, CPA
Gary A. Wintermeyer, CPA
Bradford M. Hair, CPA
Jeanne A. Potter, CPA
Daniel J. O'Hare, CPA
Kathi Niffenegger, CPA
Fred W. Bogart, CPA
Allen E. Eschenbach, CPA
Michael T. Glaudel, CPA
R. Lance Cowart, CPA
David W. Phillips, CPA
Keith V. Lapp, CPA

GBP&B
Glenn, Burdette, Phillips & Bryson

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND BUSINESS ADVISORS

Emeritus:
Fred L. Glenn
Stephen A. Burdette

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

To the Stockholders
Blakeslee & Blakeslee, Inc.
San Luis Obispo, California

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information for the year ended December 31, 2007, contained on pages 15-20 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Glenn, Burdette, Phillips & Bryson

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation
San Luis Obispo, California

January 30, 2008

102 South Vine Street, Suite A
Paso Robles, CA 93446
PH 805/237-3995 • FAX 805/239-9332

1150 Palm Street
San Luis Obispo, CA 93401
PH 805/544-1441 • FAX 805/544-4351

2222 South Broadway, Suite B
Santa Maria, CA 93455
PH 805/349-0585 • FAX 805/349-9795

BLAKESLEE & BLAKESLEE, INC.
SCHEDULE OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
AS OF DECEMBER 31, 2007

Liabilities subordinated to claims of creditors at December 31, 2006	$ -
Liabilities subordinated to claims of creditors at December 31, 2007	
Total change	$ -

See independent auditors' report on the supplementary information.

BLAKESLEE & BLAKESLEE, INC.

SCHEDULES UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

Computation of Net Capital

Shareholders' equity	$ 221,444
Reduced by nonallowable assets:	
Dealer compensation receivable, over 30 days old, less A/P over 30 days old	(48,482)
Prepaid expense	(12,078)
Property and equipment, net	(119,444)
	(180,004)
Net capital	$ 41,440

Computation of Basic Net Capital Requirement

Net capital requirement	$ 11,836
Excess net capital	$ 29,604
Excess net capital at 1,000% (net capital less 10% of total aggregate indebtedness)	$ 23,684

Computation of Aggregate Indebtedness

Total aggregate indebtedness:	
Agent commissions payable	$ 104,357
Other accrued liabilities	73,189
	$ 177,546
Percentage of aggregate indebtedness to net capital	428.44%

See independent auditors' report on the supplementary information.

BLAKESLEE & BLAKESLEE, INC.
SCHEDULE OF RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2007

	Per Unaudited Report	Changes	Per Audited Report
Total Assets	$ 398,990	$ -	$ 398,990
Less: Total Liabilities	177,546		177,546
Net worth	$ 221,444		$ 221,444
Nonallowable assets			
Dealer compensation receivable over 30 days old	$ 48,482		$ 48,482
Prepaid expenses	12,078		12,078
Property and equipment, net	119,444		119,444
	180,004		180,004
Net Capital	$ 41,440	$ -	$ 41,440

See independent auditors' report on the supplementary information.

BLAKESLEE & BLAKESLEE, INC.
SCHEDULE OF RECONCILIATION OF NET CAPITAL REQUIREMENT
AS OF DECEMBER 31, 2007

	Per Unaudited Report	Changes	Per Audited Report
Net capital	$ 41,440	$ -	$ 41,440
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	11,836		11,836
Net capital in excess of minimum requirement	$ 29,604	$ -	$ 29,604
Total aggregate indebtedness ("A.I.")	$ 177,546	$ -	$ 177,546
A.I. to net capital ratio	428.44%		428.44%

See independent auditors' report on the supplementary information.

Principals:
David A. Bryson, CPA
Gary A. Wintermeyer, CPA
Bradford M. Hair, CPA
Jeanne A. Potter, CPA
Daniel J. O'Hare, CPA
Kathi Niffenegger, CPA
Fred W. Bogart, CPA
Allen E. Eschenbach, CPA
Michael T. Glaudel, CPA
R. Lance Cowart, CPA
David W. Phillips, CPA
Keith V. Lapp, CPA

GBP&B
Glenn, Burdette, Phillips & Bryson

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND BUSINESS ADVISORS

Emeritus:
Fred L. Glenn
Stephen A. Burdette

INDEPENDENT AUDITORS' REPORT ON THE
INTERNAL CONTROL STUCTURE REQUIRED BY RULE 17a-5

Board of Directors
Blakeslee & Blakeslee, Inc.
San Luis Obispo, California

In planning and performing our audit of the financial statements of Blakeslee & Blakeslee, Inc. for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Blakeslee & Blakeslee, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness or (aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(3)(3). Because the Company clears securities through Wedbush Morgan Securities and does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; or
2. Recording differences required by Rule 17a-13; or
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

102 South Vine Street, Suite A
Paso Robles, CA 93446
PH 805/237-3995 • FAX 805/239-9332

1150 Palm Street
San Luis Obispo, CA 93401
PH 805/544-1441 • FAX 805/544-4351

2222 South Broadway, Suite B
Santa Maria, CA 93455
PH 805/349-0585 • FAX 805/349-9795

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected in a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Glenn Burdette Phillips & Bryson

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation
San Luis Obispo, California

January 30, 2008

END